# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dentsply Sirona Inc., CIK 0000818479
CUSIP: 24906P109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 13320 Ballantyne Corporate Place, Charlotte, North Carolina (NC), 28277
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001012975-26-000255
Filed by CIK 0001319998

## Reporting persons
- Southpoint Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (3.5% of the class)
- Southpoint Capital Advisors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (3.5% of the class)
- Southpoint Capital Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (3.5% of the class)
- Southpoint GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (3.5% of the class)
- Southpoint GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (3.5% of the class)
- John S. Clark II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (3.5% of the class)

## Item 1. Issuer
Name of issuer: Dentsply Sirona Inc.
Address of issuer's principal executive offices: 13320 Ballantyne Corporate Place, Charlotte, NC 28277

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (the "Reporting Persons") with respect to shares of Common Stock, par value $0.01 per share (the "Common Stock") of Dentsply Sirona Inc. (the "Issuer") are:

(i) Southpoint Master Fund, LP
(ii) Southpoint Capital Advisors LP
(iii) Southpoint Capital Advisors LLC
(iv) Southpoint GP, LP
(v) Southpoint GP, LLC
(vi) John S. Clark II
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

1114 Avenue of the Americas, 22nd Floor, New York, NY 10036
Citizenship:
Southpoint Master Fund, LP: Cayman Islands
Southpoint Capital Advisors LP: Delaware
Southpoint Capital Advisors LLC: Delaware
Southpoint GP, LP: Delaware
Southpoint GP, LLC: Delaware
John S. Clark II: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G.

Shares of Common Stock reported herein are held by Southpoint Master Fund, LP for which Southpoint Capital Advisors LP serves as the investment manager and Southpoint GP, LP serves as the general partner. Southpoint Capital Advisors LLC serves as the general partner of Southpoint Capital Advisors LP and Southpoint GP, LLC serves as the general partner of Southpoint GP, LP. John S. Clark II serves as managing member of both Southpoint Capital Advisors LLC and Southpoint GP, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of its or his pecuniary interest therein.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 199,353,876 outstanding shares of Common Stock as of July 24, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Southpoint Master Fund, LP: /s/ John S. Clark II, By Southpoint GP, LP, its General Partner, by Southpoint GP, LLC, its General Partner, by John S. Clark II, Managing Member (08/14/2026)
- Southpoint Capital Advisors LP: /s/ John S. Clark II, By Southpoint Capital Advisors LLC, its General Partner, by John S. Clark II, Managing Member (08/14/2026)
- Southpoint Capital Advisors LLC: /s/ John S. Clark II, John S. Clark II, Managing Member (08/14/2026)
- Southpoint GP, LP: /s/ John S. Clark II, By Southpoint GP, LLC, its General Partner, by John S. Clark II, Managing Member (08/14/2026)
- Southpoint GP, LLC: /s/ John S. Clark II, John S. Clark II, Managing Member (08/14/2026)
- John S. Clark II: /s/ John S. Clark II, John S. Clark II, individually (08/14/2026)